Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES RETIREMENT OF MICHAEL MCCREERY, EVP AND VICE CHAIRMAN

HOUSTON, TX, March 14, 2008 - Stage Stores, Inc. (NYSE: SSI) today announced that Michael McCreery, Executive Vice President and Vice Chairman of the Board, will be retiring on March 28, 2008 after seven years with the Company. McCreery, 59, who joined Stage Stores in February 2001 as Executive Vice President, Chief Financial Officer, assumed the position of Vice Chairman in September 2007 as part of a planned executive officer succession process, which included the promotion of Edward Record to the position of Executive Vice President, Chief Financial Officer, and the assumption of all of McCreery's former administrative responsibilities by Record.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We want to sincerely thank Mike for the outstanding job that he did as our EVP, Chief Financial Officer, and for his invaluable contributions to our Company. Mike not only played a lead role in our successful reorganization efforts, but he was also instrumental in bringing about many needed changes and improvements in our financial reporting, information services and logistics areas. Mike clearly has been a key team member during his seven years at Stage Stores, and we wish him the very best as he begins this new phase of his life."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 701 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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